Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

March 28, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Beth Breslin

Re:	Inphi Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 28, 2011
File No. 333-172635

Ladies and Gentlemen:

Pillsbury Winthrop Shaw Pittman LLP, as counsel to the Registrant, hereby confirms that its reference in Exhibit 5.1 to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws.

Very truly yours,

/s/ Pillsbury Winthrop Shaw Pittman LLP